
07051654

A Year of Growth and Success



Oconee State Bank

"The Bank of Friendly Service"



Oconee Financial Corporation
2006 Annual Report



University Parkway Office & Technology Park and The Exchange Corporate Center
Athens, Georgia
Constructed in 2006, Financed by Oconee State Bank





Front Cover: Oconee State Bank Office located on the first floor of the Fortson, Bentley, and Griffin Building.



Table of Contents



Ribbon Cutting at University Parkway Office, February 2007.



B. Amrey Harden
President and Chief Executive Officer
Oconee Financial Corporation
Oconee State Bank



"An ongoing strategic objective is to strengthen our position in the marketplace."

Dear Fellow Shareholders,

We are pleased to provide you with our Annual Report for 2006. Throughout its history, Oconee State Bank has always been committed to providing value to our community, customers, employees, and shareholders. Our dedication to quality customer service is unrivaled in the communities we serve. In this year's report, we are proud to share with you the successes we have achieved on your behalf.

Over the past year, we focused our energies on increasing revenues from sources other than interest income and on controlling expenses. As you will see in this report, our financial performance shows these efforts were successful. We continue to show meaningful increases in such corporate performance benchmarks as net income, earnings per share and return on average equity.

During 2006, we created business development teams and charged them with expanding our business banking relationships, which are a critical source of core deposits and loans. We also devoted significant resources to uphold our competitiveness in this area. As a result, loan growth remained strong in 2006. Commercial customer additions and steadily improving loan demand throughout the year resulted in an $11.4 million, or 5.5% increase, in loan outstandings for the year. Deposit account and customer growth also resulted in improved growth trends in 2006. Total deposits increased by $47.2 million, or 18.4% over 2005.

Throughout this report, you will read more about our accomplishments which are the results of the focus and hard work of our 112 employees working together as one team. The formation of our Operational Management Team positioned us to more effectively align the Bank's efforts toward strategic goal achievement. This team is comprised of leadership representing the key areas of our organization. We demonstrate our commitment to our employees by offering challenging assignments, extensive training, great benefits and competitive salaries. With unsurpassed energy, competence and resolve, our employees give their all to serve the needs of our customers and shareholders. As always, they also find the time to honor our collective long-term commitment by serving as ambassadors in many facets of our communities through a remarkable spirit of volunteerism.

An ongoing strategic objective is to strengthen our position in the marketplace. We took a giant step towards accomplishing this goal with the opening of our sixth office located in the University Office & Technology Park on Daniell's Bridge Road. We believe the establishment of this office will expand our footprint in a rapidly growing area of Oconee County and into the Athens market.

During 2006, we identified a number of opportunities to increase the quality of the service we provide to both our business and individual customers. These opportunities include investing in ongoing training for our employees, the use of enhanced technologies, new business development initiatives, and continued dedication to customer satisfaction. We are firmly convinced that our customers will reward us with their loyalty if we demonstrate our commitment to continually "raise the bar" of convenient, responsive, competitive and friendly service.

I invite you to read more about the progress we made in 2006 in the pages of this report. As shareholders, you have always encouraged us to improve and have rewarded us with your loyalty and confidence. We are once again committed to justify your confidence in us by delivering a performance that represents no less than our best. On behalf of the Board of Directors, Officers, and Employees of Oconee State Bank, we thank you for your continued support.

Sincerely,

B. Amrey Harden
President and Chief Executive Officer
March 30, 2007



Oconee Financial Corporation
Financial Highlights
For the years ended December 31, 2006 and 2005 (dollars in thousands, except per share data)

	2006	2005	Percentage Change
For the Year			
Net Income	$ 3,960	$ 3,056	29.6%
Cash dividends paid	1,125	990	13.6%
Per share:			
Net Income	4.40	3.40	29.4%
Cash dividends paid	1.25	1.10	13.6%
Book value	29.69	26.38	12.5%
At Year End			
Total assets	336,508	285,065	18.0%
Earning assets	323,230	270,816	19.4%
Investment securities	92,372	51,334	79.9%
Loans	217,887	206,474	5.5%
Reserve for loan losses	3,081	2,945	4.6%
Deposits	303,995	256,799	18.4%
Shareholders' Equity	26,713	23,734	12.6%
Number of shares outstanding	899,815	899,815	-
Full-time equivalent employees	93.5	96.5	(3.1%)
Financial Ratios			
Return on average assets (ROA)	1.35%	1.15%	
Return on average equity (ROE)	15.49%	13.04%	
Net interest margin	4.34%	4.42%	



Oconee Financial Corporation
Financial Highlights

Net Income



2002
$2,611,931
2003
$2,678,095
2004
$2,530,536
2005
$3,055,539
2006
$3,960,247

Total Assets



2002
$246,286,344
2003
$251,956,390
2004
$256,864,514
2005
$285,065,188
2006
$336,508,078

Stockholders' Equity



2002
$19,013,004
2003
$20,753,662
2004
$22,335,081
2005
$23,734,106
2006
$26,713,176

Loans



2002
$179,552,398
2003
$171,150,798
2004
$186,065,491
2005
$206,473,597
2006
$217,887,409

Deposits



2002
$211,363,344
2003
$228,620,572
2004
$231,753,103
2005
$256,799,024
2006
$303,994,951

Dividends Per Share



2002
$1.00
2003
$1.00
2004
$1.00
2005
$1.10
2006
$1.25

"The Bank is committed to providing a full range of financial products and services for consumers and small to medium-sized businesses in Oconee and surrounding counties..."



Vision Statement

To be the Bank of Choice providing long-term stability and value to our community, customers, employees, and stockholders as a high performing, independent community bank.

Mission Statement

To serve our communities by providing quality financial products and services in a friendly and competent manner.

Customer Value Proposition

We recognize that we must effectively and efficiently employ human and physical resources that ensure personalized, responsive service to our customers by providing:

- Honesty and integrity in relationships
- Service that exceeds customer expectations
- Competent and professional employees
- A complete menu of banking services
- A safe and convenient place to bank
- Local decision making

Corporate Profile

Oconee Financial Corporation ("Oconee"), a registered bank holding company, was incorporated under the laws of Georgia in 1998 and commenced operations by acquiring 100% of the outstanding shares of Oconee State Bank (the "Bank") effective January 1, 1999. Oconee is the Bank's successor issuer after the aforementioned acquisition. All of Oconee's activities are currently conducted by the Bank, its wholly-owned subsidiary, which was incorporated under the laws of Georgia in 1959 and opened its doors for business in Watkinsville, Georgia on February 1, 1960. The Bank's executive offices are located at 35 North Main Street, Watkinsville, Georgia 30677. At December 31, 2006, the Bank's total assets were $336,508,078 with shareholders' equity of $26,713,176.

At December 31, 2006, Oconee had 695 shareholders of record holding 899,815 shares of Oconee's issued and outstanding common stock, $2.00 par value. At the present time, there is no



Oconee State Bank's commitment to customer service is reaffirmed by our pledge to never lose sight of the importance of personal service. Featured above are our Personal Banking Center agents: Bonnie Hayes, Sandra Hardigree, Jennifer Rudd, Brandi Kittle, and Linda Culp. Pictured to the left: Steven Rogers, Vice President/Controller

established public trading market for Oconee's common stock. Management is aware of 20 trades of stock in 2006 aggregating 1,954 shares in blocks ranging from 1 share to 500 shares at prices ranging from $65.00 to $100.00 per share. Management is aware of 78 trades of stock in 2005, aggregating 8,005 shares in blocks ranging from 1 share to 1,000 shares at prices ranging from $52.00 to $85.00 per share.

In 2006 and 2005, Oconee declared cash dividends of $1,124,769 ($1.25 per share) and $989,797 ($1.10 per share), respectively, payable to shareholders of record on December 31 of each year. Cash dividends for 2006 represented a payment of 28.4% of net income for the year compared to 32.4% for 2005. The amount and frequency of dividends is determined by Oconee's Board of Directors in light of earnings, capital requirements and the financial condition of the Bank.

The Bank is a community oriented full-service commercial bank, located in Oconee and Athens-Clarke County, Georgia, with six full-service banking offices. In addition to the main office in Watkinsville, the Bank has a branch in Bogart, located on U.S. Highway 78 at Mars Hill Road, a branch located on Experiment Station Road, which serves the Butler's Crossing community, a branch in Athens located on North Milledge Avenue, an in-store branch in the East Athens Wal-Mart Supercenter located on Lexington Road in Athens, and an office located inside the Fortson, Bentley and Griffin Building on Daniell's Bridge Road. In addition to these branch locations, the Bank also has six automated teller machines and two cash dispensing machines located at various locations within Oconee and Athens-Clarke County. The Bank is committed to providing a full range of financial products and services for consumers and small to medium-sized businesses in Oconee and surrounding counties, while striving daily to live up to its motto as "The Bank of Friendly Service."



Pictured above: Board of Directors
Pictured below: Operational Management Team



Board of Directors and Operational Management Team

Board of Directors

(seated)

Jimmy L. Christopher
Certified Public Accountant

Virginia S. Wells
President and Chief Executive Officer
Wells & Company Realtors, Inc.

Jerry K. Wages
Senior Executive Vice President and Chief Financial Officer
Oconee State Bank

B. Amrey Harden
President and Chief Executive Officer
Oconee State Bank

Ann B. Powers
Retired/Educator

Carl R. Nichols
President
Nichols Land & Investment Company

(standing)

John A. Hale, Vice Chairman
Retired/Hale's Dairy

Tom F. Wilson
Executive Vice President and Chief Loan Officer
Oconee State Bank

Douglas D. Dickens, Chairman
President
Dickens Farms, Inc.

G. Robert Bishop
Retired/Georgia Department of Natural Resources

Henry C. Maxey
President
Maxey Brothers, Inc.

Operational Management Team

(seated)

M. Faye Seagraves
Human Resources Officer

Cristi B. Donahue
Vice President
Retail Banking

B. Amrey Harden
President and Chief Executive Officer

(standing)

Tom F. Wilson
Executive Vice President and Chief Loan Officer

Marisa M. Reynolds
Vice President
Information Technology & Operations

Jerry K. Wages
Senior Executive Vice President and Chief Financial Officer

Margaret E. Whieldon
Vice President
Marketing





Pictured: Ashley Revell, Banking Officer/Branch Manager-Athens Office, Kevin Brodrick, Vice President/ Financial Consultant, Jarrod Prickett, Commercial Banker, and Kerrie Loomis, Banking Officer/Branch Manager-Wal-Mart East Office

During 2006, Oconee State Bank re-energized its business development initiatives through the creation of Business Development Teams. By utilizing the team approach, we bring to a customer experience multiple areas of the Bank, so that a customized solution to their total banking needs may be tailored in a single session. These teams are comprised of specialists in the areas of deposits, loans, mortgages, investments and treasury management services. Within our Bank, this approach is designed to provide a more comprehensive, solutions-based relationship team to service the total banking needs of our customers.



Pictured: Alan Brown, Assistant Vice President/Loans, John Barnes, Consumer Lender, Angela Decker, Branch Manager-Bogart Office, and Bill Harrell, Vice President/Mortgage Loans



Pictured: Shannon Gailey, Branch Manager-University Parkway Office, Rob Matthews, Vice President/Commercial Loans, and Sara Story, Vice President/Mortgage Loan Manager

We continually strive to ensure all of our products and services are competitive and tailored to the needs of our diverse customer base. In 2006, we recognized an opportunity to better serve the small business arena and introduced Free Business Checking. Small businesses are an important part of our customer base, and creating an account to provide this important segment exceptional value simply makes good sense. Oconee State Bank is a relationship-based, independent community bank. As result,



Pictured: Hal Jackson, Loan Officer, Nelson Pavao, Banking Officer/Branch Manager-Butler's Crossing Office, and Joe Crosland, Vice President/Commercial Loans



Pictured: India Landrum, Mortgage Loan Officer, Wayne Faglier, Assistant Vice President/Consumer Loans, Tim Watson, Vice President/ Commercial Loans, Jenny Wofford, Banking Officer/Branch Manager-Main Office, and John Webb, Vice President/Financial Consultant

we are uniquely equipped and focused on developing long-term working relationships with every customer. This is our competitive strength and an advantage to those who rely on us.

We recognize convenience to be a major factor in buying decisions as potential customers select a bank, and we are proud to continue an expansion which brings the OSB brand of banking to more new friends. During the past year, Oconee State Bank completed renovations at our Bogart Office and opened our new University Parkway location, giving us greater presence throughout the area. We are excited to begin renovations to our Main Office in mid-2007.

"By utilizing the team approach, we bring to a customer experience multiple areas of the Bank, so that a customized solution to their total banking needs may be tailored in a single session."

Business development is an essential component of any growing business. In banking, it is the lifeblood of prosperity when strong commercial relationships are expanded. In large part, the success of our business development initiative is found in the officer call program. We applaud the efforts and success of our bankers in this regard, recognizing that their efforts are enhanced when they are well-trained, relationship-driven professionals who stand to offer daily money management and loan solutions with an advantage for the customer. Through the years, we have been reminded, time and again, true community banking is the preferred brand of banking for most businesses. Among the benefits we offer, as an independent bank, is the ability to make loan decisions locally, allowing business owners to take advantage of opportunities faster or to adjust to competitive or operational challenges in a more timely manner. These business owners appreciate the fact there is continuity in our officer ranks allowing our professionals to understand the unique needs of their businesses.

We will continue to address business development as an essential part of our growth initiative, dedicating the resources and talents necessary to ensure Oconee State Bank is "the Bank of Choice" for all area businesses.

"...we have embraced technology to provide additional convenience for our customers."



Pictured: Ken Failyer, Information Technology Specialist and member of Help Desk Team





Pictured: Kellie Prince, Operations Officer, Dawn Perry, Information Technology Officer, Marisa Reynolds, Vice President/Information Technology & Operations, and Sara Dunn, Electronic Banking Manager

While personal service has always, and will continue to be, the foundation of Oconee State Bank, we have embraced technology to provide additional convenience for our customers. We believe the banking experience is enhanced when technologies are made available for 24-hour account access and information. As we develop technologies, we do so with an eye on security and safety to ensure protection of customer information and privacy.

During 2006, we upgraded our Voice Advantage telephone banking service, providing a more user-friendly system for our customers. Now 24 hours a day from any touchtone phone, our customers may easily, safely and conveniently access account information and balances and conduct a limited number of transactions at their fingertips. Additionally, we upgraded the security of our online Net Advantage Internet Banking, putting into place multifactor authentication to help provide another layer of security.

Oconee State Bank also upgraded our debit card/ATM card system during 2006. As the use of debit cards continues to rise in popularity, we work diligently to provide the most up-to-date technologies governing their use. Our mainframe computer was also upgraded to improve connectivity at the point of service and provide greater consistency for internal and external use.

To better serve our customers at service desks and other point-of-sale venues, we improved our Wire Systems Online functions and elevated our Check 21 capabilities. Designed to reduce the risk of terrorism and money laundering across the nation, Oconee State Bank began image transmission of items to be cleared through the Federal Reserve Bank, eliminating paper exchanges subject to loss or theft. Finally, we installed 24-hour monitoring of our Firewall and Intrusion Detection System, adding an additional layer of security for customer safety.

Our achievements in the area of technology ultimately provide value to the end user allowing us to sustain our competitive advantage and support our business goals.


Preparing for Customer Appreciation Day

As a true community bank, Oconee State Bank extends its mission to include corporate citizenship in the communities we serve. We also work to ensure customer satisfaction not only in providing accounts, loans and financial services, but as active participants in the quality of life we share.

During 2006, not only did we corporately invest resources, time and energy into civic and economic development activities, our employees rolled up their sleeves to make significant civic contributions as well. One of the most successful events we hosted was Community Shred Day. Through a partnership with Lindsay Document Destruction, we offered an onsite shredding service at no charge to the community. This was complimented by an Identity Theft seminar for our senior customers.

Another example is our Customer Appreciation Day, an annual affair which allows us to thank our customers for their loyalty. On any Saturday morning, our Main Office is stocked with cookies and juice as another token of appreciation.

Another way we invest in our community is through our Junior Board of Directors. This group is comprised of area students who have been nominated for their outstanding academic and civic contributions. This forum allows us to share knowledge and leadership with tomorrow's business leaders. Going far beyond token titles, this Board discusses pertinent issues related to the banking industry. This is an investment, which will reap rewards in their lives and our community for many years to come.

If you look around at virtually any civic, charitable, church or school-driven endeavor, it is likely you will find an Oconee State Banker at work. Our Volunteer Recognition Program encourages our employees to participate in such activities as March of Dimes, Relay for Life, the American Heart Association and United Way.

These are several ways Oconee State Bank provides value to the communities we serve. We take pride in these initiatives and look forward to expanding our involvement as we continue to grow.


Saturday morning meeting of the Junior Board of Directors: Kelsey Beavers, Sunny Ashley, Peggy Hardigree (Personnel Manager) Marianna Moore, Andrew Park, Sam Squires, Andrea Giraudo, Lora Oliver. Not Pictured: Carl Della Torre, David Dunlap, Anna Kate Heard, Tori Parsons, Jasmin Patel, Kris Roque, Lawton Stephens, Jonathan Tarleton, Raley White, and Shaquita Young

"We also work to ensure customer satisfaction..."



Pictured: Lottie Davenport, Senior Teller/Main Office



Pictured above: Kristi Greer, Training Officer and Faye Seagraves, Human Resources Officer
Pictured below: "Employees of the Year": Lacey Paul, Teller/Customer Service Representative, University Parkway Office and Haley Reed, Teller Supervisor/Customer Service Representative, Wal-Mart East Office, "Volunteer of the Year": Joan Frazier, Administrative Assistant, Main Office, and "Officer of the Year": Joe Crosland, Vice President/Commercial Loans



"...we continued our focus on training and on active participation of individuals in a host of civic, charitable, educational and economic development endeavors throughout the region."

An integral part of successfully carrying out our Vision, Mission and Customer Value Proposition relies upon attracting and retaining a wealth of first class employees. During 2006, we continued our focus on training and on active participation of individuals in a host of civic, charitable, educational and economic development endeavors throughout the community.



Bonnie Hayes, Personal Banking Center Agent and Felicia Huff, Loan Operations Specialist

Located within our Operations Center is the Rosella E. Hansford Learning Center which includes a technology lab. This classroom is utilized almost daily by our staff for both technology and functional training. Collectively, our employees logged more than 3,000 training hours during this past year. The bulk of these training hours were accumulated through in-house training programs in an effort to grow banking knowledge. Counted in these training sessions were more than 60 courses led by Oconee State Bank instructors who eagerly volunteer to share their expertise with other members of our bank team. In addition, employees are encouraged to utilize the in-house training library which includes resources such as educational books, CD-ROMs, videos, and webinars. Generally speaking, training consistently addresses banking knowledge, functional skills, product knowledge and sales, compliance with regulatory issues and requirements, technology advancements and professional growth.

In addition, we have on staff a Teller Trainer whose primary responsibility is to integrate new tellers into our operating system and to teach teller fundamentals. This program extends four full weeks with the net result being well-trained, focused and service-driven tellers.

New employees are provided with a thorough introduction to the Bank through OSB 101. By providing new staff members with one-on-one time with each member of the Bank's Operational Management Team, they are able to gain a comprehensive overview of bank operations, as well as our vision, mission, and values.

In addition to personal and professional development opportunities, Oconee State Bank eagerly attracts and retains quality employees by offering a competitive benefits package. Just as we strive to provide greater earnings for our shareholders, Oconee State Bank does the same for our employees.

Valuing our employees through a corporate culture which unites employees both professionally and personally is one way we deliver on our mission. In order for our company to be successful, our employees must be successful.



Pictured: Larry Mauldin, Vice President/Compliance, Sandi Riddling, Banking Officer/Loan Operations, and Kerry McKinnon, Banking Officer/Loan Collections



Oconee Financial Corporation
Consolidated Balance Sheets
December 31, 2006 and 2005

Assets	2006	2005
Cash and due from banks, including reserve		
requirements of $25,000 and $3,106,000	$ 4,753,988	$ 7,955,659
Federal funds sold	10,324,000	11,109,000
Cash and cash equivalents	15,077,988	19,064,659
Investment securities available for sale	92,372,246	51,333,740
Other investments	670,329	614,429
Mortgage loans held for sale	1,976,000	1,285,000
Loans, net	214,806,748	203,528,341
Premises and equipment, net	6,458,527	5,819,466
Accrued interest receivable and other assets	5,146,240	3,419,553
	$ 336,508,078	$ 285,065,188

Liabilities and Stockholders' Equity	2006	2005
Deposits:		
Demand	$ 33,688,316	$ 32,757,455
Interest-bearing demand	75,527,885	64,504,808
Savings	44,174,005	51,511,966
Time	150,604,745	108,024,795
Total deposits	303,994,951	256,799,024
Securities sold under repurchase agreements	3,159,575	2,244,232
Accrued interest payable and other liabilities	2,640,376	2,287,826
Total liabilities	309,794,902	261,331,082
Stockholders' equity:		
Common stock, par value $2, authorized 1,500,000 shares,		
issued and outstanding 899,815 shares	1,799,630	1,799,630
Additional paid-in capital	4,243,332	4,243,332
Retained earnings	20,693,448	17,857,970
Accumulated other comprehensive loss	(23,234)	(166,826)
Total stockholders' equity	26,713,176	23,734,106
	$ 336,508,078	$ 285,065,188



Oconee Financial Corporation
Consolidated Statements of Earnings
For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Interest income:			
Interest and fees on loans	$ 17,193,786	$ 13,925,648	$ 11,509,253
Interest on federal funds sold	631,201	342,585	100,011
Interest and dividends on securities:			
U. S. government agencies	1,708,908	1,154,080	1,165,597
State, county and municipal	884,178	801,772	801,396
Other	113,611	117,679	109,441
Total interest income	20,531,684	16,341,764	13,685,698
Interest expense:			
Interest-bearing demand deposits	1,391,965	871,368	615,260
Savings deposits	1,386,897	1,235,106	911,977
Time deposits	5,487,621	3,080,559	2,132,542
Other	66,732	43,419	23,328
Total interest expense	8,333,215	5,230,452	3,683,107
Net interest income	12,198,469	11,111,312	10,002,591
Provision for loan losses	200,000	612,000	394,200
Net interest income after provision for loan losses	11,998,469	10,499,312	9,608,391
Other income:			
Service charges	1,452,266	1,588,053	1,036,863
Gain (loss) on sale of securities	(10,605)	7,019	46,798
Gain (loss) on sale of other real estate owned	366,513	(4,805)	1,291
Gain (loss) on sale and disposal of premises and equipment	62,959	6,010	196,621
Mortgage origination fee income	377,086	402,905	438,030
Miscellaneous	597,440	508,842	498,909
Total other income	2,845,659	2,508,024	2,218,512
Other expenses:			
Salaries and employee benefits	5,616,459	5,187,641	4,840,367
Occupancy	1,258,032	1,333,568	1,279,339
Other operating	2,169,951	2,083,798	2,162,228
Total other expenses	9,044,442	8,605,007	8,281,934
Earnings before income taxes	5,799,686	4,402,329	3,544,969
Income tax expense	1,839,439	1,346,790	1,014,433
Net earnings	$ 3,960,247	$ 3,055,539	$ 2,530,536
Net earnings per share	$ 4.40	$ 3.40	$ 2.81



Oconee Financial Corporation
Consolidated Statements of Changes in Stockolders' Equity
For the years ended December 31, 2006, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2003	$ 1,799,770	4,246,832	14,161,577	545,483	20,753,662
Cash dividends declared ($1.00 per share)	-	-	(899,885)	-	(899,885)
Change in net unrealized gain (loss) on investment securities available for sale, net of tax	-	-	-	(49,232)	(49,232)
Net earnings	-	-	2,530,536	-	2,530,536
Balance, December 31, 2004	1,799,770	4,246,832	15,792,228	496,251	22,335,081
Purchase and retirement of stock	(140)	(3,500)	-	-	(3,640)
Cash dividends declared ($1.10 per share)	-	-	(989,797)	-	(989,797)
Change in net unrealized gain (loss) on investment securities available for sale, net of tax	-	-	-	(663,077)	(663,077)
Net earnings	-	-	3,055,539	-	3,055,539
Balance, December 31, 2005	1,799,630	4,243,332	17,857,970	(166,826)	23,734,106
Cash dividends declared ($1.25 per share)	-	-	(1,124,769)	-	(1,124,769)
Change in net unrealized gain (loss) on investment securities available for sale, net of tax	-	-	-	143,592	143,592
Net earnings	-	-	3,960,247	-	3,960,247
Balance, December 31, 2006	$ 1,799,630	4,243,332	20,693,448	(23,234)	26,713,176



Oconee Financial Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities:			
Net earnings	$ 3,960,247	3,055,539	2,530,536
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation, amortization and accretion	603,398	709,607	839,060
Provision for loan losses	200,000	612,000	394,200
Provision for deferred taxes	79,663	(110,503)	264,600
(Gain) Loss on sale of investment securities	10,605	(7,019)	(46,798)
(Gain) Loss on sale and disposal of fixed assets	(62,959)	6,010	(196,621)
(Gain) Loss on sale of other real estate	(366,513)	(4,805)	1,291
Change in:			
Accrued interest receivable and other assets	(2,066,314)	(278,477)	(740,569)
Accrued interest payable and other liabilities	352,550	700,292	(96,154)
Mortgage loans originated and held for sale	(691,000)	(157,300)	2,035,271
Net cash provided by operating activities	2,019,677	4,525,344	4,984,816
Cash flows from investing activities:			
Purchase of investment securities available for sale	(53,191,532)	(18,153,167)	(11,682,416)
Proceeds from calls and maturities of investment securities available for sale	11,780,714	10,049,002	15,358,053
Proceeds from sales of investment securities available for sale	638,372	2,433,884	2,846,870
Proceeds from sales of other investments	-	-	161,100
Purchase of other investments	(55,900)	(10,100)	-
Net change in loans	(11,625,057)	(20,718,845)	(15,446,767)
Purchases of premises and equipment	(1,363,899)	(515,946)	(2,419,351)
Proceeds from sales of fixed assets	139,184	-	392,532
Proceeds from sales of other real estate	685,269	593,201	1,040,753
Net cash used by investing activities	(52,992,849)	(26,321,971)	(9,749,226)
Cash flows from financing activities:			
Net change in deposits	47,195,927	25,045,921	3,132,531
Net change in securities sold under repurchase agreements	915,343	1,055,436	290,328
Dividends paid	(1,124,769)	(989,797)	(899,885)
Purchase and retirement of common stock	-	(3,640)	-
Net cash provided by financing activities	46,986,501	25,107,920	2,522,974
Net increase (decrease) in cash and cash equivalents	(3,986,671)	3,311,293	(2,241,436)
Cash and cash equivalents at beginning of year	19,064,659	15,753,366	17,994,802
Cash and cash equivalents at end of year	$ 15,077,988	19,064,659	15,753,366
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 7,892,721	5,051,279	3,702,218
Income taxes	$ 2,197,000	1,163,000	894,000
Noncash investing and financing activities:			
Change in net unrealized gain on investment securities available for sale, net of tax	$ 143,592	(663,077)	(49,232)
Transfer of loans to other real estate	$ 146,650	112,665	781,608



Oconee Financial Corporation
Shareholder Information

Oconee Financial Corporation

35 North Main Street
Post Office Box 205
Watkinsville, Georgia 30677

Telephone: (706) 769-6611
Facsimile: (706) 583-3878

www.oconeestatebank.com

Annual Meeting

Monday, May 7, 2007
4:30 p.m.
Oconee State Bank
H. Mell Wells Operations Center
7920 Macon Highway
Watkinsville, Georgia 30677

Transfer Agent

Oconee State Bank
35 North Main Street
Post Office Box 205
Watkinsville, Georgia 30677

Telephone: (706) 769-6611
Facsimile: (706) 583-3878

www.oconeestatebank.com

Investor Relations

Jerry K. Wages
Senior Executive Vice President and Chief Financial Officer
Oconee Financial Corporation
Post Office Box 205
Watkinsville, Georgia 30677

Telephone: (706) 769-6611

Independent Accountants

Mauldin & Jenkins, LLC
Certified Public Accountants
200 Galleria Parkway S.E.
Suite 1700
Atlanta, Georgia 30339-5946

Form 10-KSB

A copy of the Corporation's Annual Report on Form 10-KSB, filed with the U.S. Securities and Exchange Commission, is available to each shareholder without charge upon written request to:

Jerry K. Wages
Senior Executive Vice President and Chief Financial Officer
Oconee Financial Corporation
Post Office Box 205
Watkinsville, Georgia 30677



Photos provided by:
Walker Montgomery

Oconee Financial Corporation
Post Office Box 205
Watkinsville, Georgia 30677
(706) 769-6611 • www.oconeestatebank.com



END